

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2020

Todd Boehly
Chief Executive Officer and Chief Financial Officer
Horizon Acquisition Corp II
600 Steamboat Road, Suite 200
Greenwich, CT 06830

> **Re: Horizon Acquisition Corporation II**
> **Registration Statement on Form S-1**
> **Filed September 29, 2020**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 30, 2020**
> **File No. 333-249131**

Dear Mr. Boehly:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed September 30, 2020

Description of Securities, page 126

1.   We note that your warrant agreement filed as Exhibit 4.4 includes an exclusive forum provision. We also note that the provision states that it will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please disclose this exclusive forum provision in your prospectus, and disclose whether this provision applies to actions arising under the Securities Act. If so, please also include related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the warrant

agreement states this clearly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Wayne E. Williams